[DILWORTH PAXSON LLP LETTERHEAD]

direct dial number:	Graham R. Laub
(215) 575-7277	glaub@dilworthlaw.com

November 1, 2006

United States Securities and Exchange Commission Division of Corporate Finance 100 F. Street N.E. Washington, D.C. 20549 Attention: William Friar
Re:	Sterling Banks, Inc. Amendment No. 4 to Registration Statement on Form S-4

Dear Mr. Friar:

On behalf of Sterling Banks, Inc. (the “Company”), we hereby respond to your letter dated October 31, 2006 commenting on the supplemental materials received on October 26, 2005 relating to its Registration Statement (File No. 333-133649).

As requested, we have set forth your comments and questions below and provided answers responsive to those questions and comments and/or indicated where disclosure has changed in the filing in light of such questions or comments.

Unaudited Pro Forma Condensed Combined Balance Sheet

1. We reviewed your response to comment 3 of our letter dated October 24, 2006. Please revise your filing to disclose that the redeemed options fair value using a Black-Scholes option pricing mode the fair of the options will never be less than the underlying intrinsic value, and, therefore, there is no excess consideration being paid.

The requested disclosure has been added to footnote (d) of Sterling Bank’s Unaudited Pro Forma Condensed Combined Balance Sheet.

Thank you for your consideration of these matters. If you have any questions regarding any of the responses or any of the materials in the filing, please do not hesitate to contact the undersigned at 215-575-7277 or Marci Donnelly at 215-575-7276.

Very truly yours,

/s/ Graham R. Laub

Graham R. Laub
grl

cc:	Jessica Livingston, Esq. Robert H. King, Sterling Bank J. Roger Williams, Esq. Marci K. Donnelly, Esq.